SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 2)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                LANTE CORPORATION
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                              SBI ACQUISITION CORP.
                            (Name of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   516540 10 1
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                              ERIC D. BAWDEN, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
================================================================================

        Transaction Valuation                    Amount of Filing Fee

             $41,117,304*                              $8,224**

================================================================================

         * This amount assumes the purchase of 37,379,367 shares of common stock, par value $0.01 per share, at the tender offer price of $1.10. ** The fee was paid at the time of the original Schedule TO filing on July 31, 2002.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $8,224               Filing party: SBI Holdings, Inc.,
                                                           SBI and Company and
                                                           SBI Acquisition Corp.

Form or registration No.: Schedule TO-T      Date filed:  July 31, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------

ITEMS 1 THROUGH 11.

         This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the "SEC") on July 31, 2002 (as previously amended by Amendment No. 1 to Schedule TO filed with the SEC on August 15, 2002, the "Schedule TO") relating to the offer by SBI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share of Lante Corporation, a Delaware corporation, at a purchase price of $1.10 per share, payable to the stockholders in cash. The terms and conditions of the offer are amended and described in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO/A, and the related Letter of Transmittal (and the instructions thereto), a copy of which was attached as Exhibit (a)(1)(B) to this Schedule TO/A.

         Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO/A is hereby amended and supplemented to include the following exhibits:

         (a)(1)   (A)      Offer to Purchase, dated August 16, 2002.

                  (B)      Form of Letter of Transmittal

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                                     SBI HOLDINGS INC.


August 16, 2002                      By:           /s/ W.E. Stringham
                                              -------------------------------
                                              Name:    W.E. Stringham
                                              Title:   President and CEO



                                     SBI AND COMPANY


August 16, 2002                      By:           /s/ W.E. Stringham
                                              -------------------------------
                                              Name:    W.E. Stringham
                                              Title:   President



                                     SBI ACQUISITION CORP.


August 16, 2002                      By:           /s/ W.E. Stringham
                                              -------------------------------
                                              Name:    W.E. Stringham
                                              Title:   President